

05038521

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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OMB Number:	3235-0123
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED
MAR - 1 2005

SEC FILE NUMBER
8- 44862

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___01/01/04___ AND ENDING ___12/31/04___
                              MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Greif & Co.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

633 W. 5th Street, Sixty Fifth Floor
(No. and Street)

Los Angeles   California   90071
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Lloyd Greif   (213) 346-9255
                                             (Area Code – Telephone Number)

OFFICIAL USE ONLY

FIRM I.D. NO.

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Gumbiner Savett Inc.
(Name – if individual, state last, first, middle name)

1723 Cloverfield Blvd.   Santa Monica   California   90404
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

    ☒ Certified Public Accountant

    ☐ Public Accountant

    ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 2 3 2005
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, __Lloyd Greif_____, swear (or affirm) that, to the best of
my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
__Greif & Co._____ , as
of __FEBRUARY 28_____, 20 _05___, are true and correct. I further swear (or affirm) that
neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account
classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

__President & CEO_____
Title

_____
Notary Public

HILDA B. MORENO
Commission # 1311399
Notary Public - California
Los Angeles County
My Comm. Expires Jun 30, 2005

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

GREIF & CO.

STATEMENT OF FINANCIAL CONDITION

As of December 31, 2004

GREIF & CO.
STATEMENT OF FINANCIAL CONDITION
As of December 31, 2004

TABLE OF CONTENTS

GUMBINER SAVETT INC.
CERTIFIED PUBLIC ACCOUNTANTS & BUSINESS ADVISORS
Santa Monica, California

Independent Auditors' Report

The Board of Directors
Greif & Co.
Los Angeles, California

We have audited the accompanying statement of financial condition of Greif & Co. as of December 31, 2004. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Greif & Co. as of December 31, 2004 in conformity with accounting principles generally accepted in the United States of America.

Gumbiner Savett Inc.

January 26, 2005

GREIF & CO.
STATEMENT OF FINANCIAL CONDITION
December 31, 2004

ASSETS

ASSETS

Cash (Note 2)	$	387,132
Marketable securities (Note 3)		5,037,083
Investment banking receivables		77,517
Property and equipment, at cost,		
net of accumulated depreciation (Note 4)		1,209,783
Prepayments and other assets		18,035
TOTAL ASSETS	$	6,729,550

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES

Accrued bonuses	$	3,523,215
Accounts payable and accrued expenses		478,712
TOTAL LIABILITIES		4,001,927

COMMITMENTS (Note 5)

STOCKHOLDER'S EQUITY

Common stock, no par value:		
Authorized, 100,000 shares;		
Outstanding, 1,000 shares		10,000
Retained earnings		2,717,623
TOTAL STOCKHOLDER'S EQUITY		2,727,623
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$	6,729,550

The accompanying notes are an integral part of this statement.

GREIF & CO.
NOTES TO STATEMENT OF FINANCIAL CONDITION
As of December 31, 2004

Greif & Co. (the "Company") is a registered broker and dealer in securities under the Securities Exchange Act of 1934. The Company provides investment banking services to companies seeking to raise capital or acquire or divest operations.

NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Depreciation:

Depreciation is computed on an accelerated method based on the estimated useful lives of the assets, generally as follows:

Furniture and fixtures	7 years
Office equipment	5 years
Auto	5 years

Leasehold improvements are amortized over the shorter of the life of the applicable lease or the life of the asset.

S corporation election:

The Company and its stockholder have elected to treat corporate taxable income as income to the stockholder. Accordingly, federal and state income taxes are liabilities of the stockholder and not of the Company, except that California levies a 1.5% tax on electing corporations.

Investment banking receivables:

Investment banking receivables are reported at the customers' outstanding balances less any allowance for doubtful accounts. Interest is not accrued on overdue receivables.

(Continued)

GREIF & CO.
NOTES TO STATEMENT OF FINANCIAL CONDITION (Continued)
As of December 31, 2004

NOTE 1:   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Allowance for doubtful accounts

The allowance for doubtful accounts on investment banking receivables is charged to
income in amounts sufficient to maintain the allowance for uncollectible accounts at a
level management believes is adequate to cover any probable losses. Management
determines the adequacy of the allowance based on information collected from individual
customers. Investment banking receivables are charged off against the allowance when
collectibility is permanently impaired.

Marketable Securities:

Marketable securities consist of revenue bonds and marketable equity securities carried at
market value.

Customer accounts:

The Company does not hold funds, securities or carry accounts for customers. In the
opinion of management, the Company has complied with the exemptive provisions of rule
15c3-3 of the Securities and Exchange Commission throughout the year ended
December 31, 2004.

NOTE 2:   CONCENTRATIONS

The Company maintains cash balances at a bank where amounts on deposit are in excess of
$100,000. Accounts at the institution are insured by the Federal Deposit Insurance
Corporation up to $100,000.

NOTE 3:   MARKETABLE SECURITIES

As part of an investment banking fee arrangement, the Company received 12,486 shares of
common stock of SYSCO Corporation ("SYSCO shares") in the amount of $405,834. The
Company received these shares since certain performance criteria were met by a client
company. In addition, accounts receivable in the amount of $962,256 were repaid by
SYSCO shares.

At December 31, 2004, marketable securities consisted of the following:

	Market Value
Revenue bonds	$3,220,000
Equity securities	1,817,083
	$5,037,083

GREIF & CO.
NOTES TO STATEMENT OF FINANCIAL CONDITION (Continued)
As of December 31, 2004

NOTE 4:   PROPERTY AND EQUIPMENT

As of December 31, 2004, property and equipment consisted of the following:

Furniture and fixtures	$	1,932,652
Office equipment		154,889
Autos		33,580
Leasehold improvements		1,046,064
		3,167,185
Less accumulated depreciation		(1,957,402)
	$	1,209,783

NOTE 5:   COMMITMENTS

The Company leases office space, three automobiles and office equipment under non-cancelable operating leases pursuant to agreements expiring through June 15, 2010. The office lease requires additional payments based on the operating costs of the building and provides for two five-year options to renew. The Company entered into a letter of credit agreement with its bank for $30,000 as a credit enhancement for the office lease.

Minimum annual rental payments are as follows:

Year Ending

2005	201,000
2006	205,000
2007	205,000
2008	187,000
2009	181,000
Thereafter	83,000
$	1,062,000

GREIF & CO.
NOTES TO STATEMENT OF FINANCIAL CONDITION (Continued)
As of December 31, 2004

NOTE 6:   NET CAPITAL REQUIREMENT AND OTHER REGULATIONS

As a registered broker and dealer in securities and as a member of the National Association of Securities Dealers, Inc., the Company is subject to the Uniform Net Capital Rule of the Securities and Exchange Commission. This rule prohibits a broker and dealer from engaging in securities transactions when its "aggregate indebtedness" exceeds 15 times its "net capital," as those terms are defined in the rule. At December 31, 2004, the Company's net capital, as defined, was $4,395,192, which exceeded the required minimum net capital by $4,359,755.